Exhibit 99.1

March 25, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 22, 2024
Aggregate number of Ordinary Shares purchased:	49,000
Lowest price paid per Ordinary Share (GBp):	1193.00
Highest price paid per Ordinary Share (GBp):	1208.00
Volume weighted average price paid per Ordinary Share (GBp):	1203.5530

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 539,464 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,776,564 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
486	1198.00	08:32:24	AIMX
31	1201.00	08:34:06	AIMX
428	1201.00	08:34:06	AIMX
450	1202.00	08:35:37	AIMX
393	1205.00	08:46:23	AIMX
107	1205.00	08:46:23	AIMX
300	1205.00	08:46:23	AIMX
50	1205.00	08:46:23	AIMX
157	1203.00	08:46:25	AIMX
434	1203.00	08:46:25	AIMX
492	1201.00	08:49:03	AIMX

412	1201.00	08:51:41	AIMX
537	1200.00	08:59:08	AIMX
260	1202.00	09:07:18	AIMX
475	1205.00	09:09:38	AIMX
415	1203.00	09:09:39	AIMX
407	1202.00	09:23:30	AIMX
574	1201.00	09:23:33	AIMX
441	1201.00	09:27:45	AIMX
409	1193.00	09:46:59	AIMX
406	1198.00	10:02:37	AIMX
476	1198.00	10:02:37	AIMX
397	1198.00	10:06:20	AIMX
180	1201.00	10:16:19	AIMX
292	1201.00	10:23:47	AIMX
469	1201.00	10:23:47	AIMX
471	1200.00	10:25:28	AIMX
435	1199.00	10:41:24	AIMX
414	1199.00	10:54:55	AIMX
452	1197.00	11:19:33	AIMX
398	1204.00	11:42:46	AIMX
5	1204.00	11:46:37	AIMX
200	1205.00	11:48:16	AIMX
229	1205.00	11:48:16	AIMX
92	1203.00	11:55:48	AIMX
373	1203.00	11:55:48	AIMX
442	1201.00	12:06:47	AIMX
430	1201.00	12:11:20	AIMX
392	1205.00	12:52:33	AIMX
406	1204.00	12:52:33	AIMX
412	1205.00	13:05:29	AIMX
474	1205.00	13:05:29	AIMX
398	1200.00	13:07:09	AIMX
479	1199.00	13:15:59	AIMX
415	1199.00	13:16:59	AIMX
422	1199.00	13:20:00	AIMX
277	1198.00	13:22:20	AIMX
196	1198.00	13:22:20	AIMX
482	1197.00	13:25:25	AIMX
412	1196.00	13:25:43	AIMX
420	1196.00	13:32:57	AIMX
982	1194.00	13:36:58	AIMX

500	1199.00	13:40:38	AIMX
300	1199.00	13:40:38	AIMX
722	1199.00	13:40:38	AIMX
304	1199.00	13:40:38	AIMX
330	1199.00	13:40:38	AIMX
62	1197.00	13:42:27	AIMX
497	1197.00	13:42:27	AIMX
414	1195.00	13:44:47	AIMX
439	1199.00	13:47:17	AIMX
146	1205.00	13:52:47	AIMX
50	1205.00	13:52:47	AIMX
138	1205.00	13:52:47	AIMX
45	1205.00	13:52:47	AIMX
12	1205.00	13:52:47	AIMX
98	1203.00	13:52:47	AIMX
188	1201.00	14:00:10	AIMX
101	1201.00	14:00:10	AIMX
172	1201.00	14:00:10	AIMX
475	1205.00	14:15:04	AIMX
32	1205.00	14:15:04	AIMX
415	1205.00	14:15:04	AIMX
100	1205.00	14:19:31	AIMX
322	1205.00	14:19:31	AIMX
589	1204.00	14:20:32	AIMX
48	1204.00	14:20:32	AIMX
1023	1205.00	14:30:47	AIMX
482	1205.00	14:30:47	AIMX
404	1205.00	14:35:36	AIMX
454	1205.00	14:40:29	AIMX
445	1205.00	14:40:29	AIMX
31	1205.00	14:40:58	AIMX
180	1205.00	14:40:58	AIMX
98	1203.00	14:43:23	AIMX
429	1205.00	14:47:42	AIMX
434	1205.00	14:51:25	AIMX
332	1208.00	15:52:38	AIMX
433	1208.00	15:52:38	AIMX
461	1208.00	15:52:38	AIMX
581	1208.00	15:52:38	AIMX
455	1208.00	15:52:38	AIMX
398	1208.00	15:52:38	AIMX

394	1208.00	15:52:38	AIMX
453	1208.00	15:52:38	AIMX
452	1208.00	15:52:38	AIMX
395	1208.00	15:52:38	AIMX
876	1208.00	15:52:38	AIMX
424	1208.00	15:52:38	AIMX
393	1208.00	15:52:38	AIMX
444	1208.00	15:52:38	AIMX
432	1208.00	15:52:38	AIMX
467	1208.00	15:52:38	AIMX
480	1208.00	15:52:38	AIMX
401	1208.00	15:52:38	AIMX
409	1208.00	15:52:38	AIMX
413	1208.00	15:52:38	AIMX
467	1208.00	15:52:38	AIMX
446	1208.00	15:52:38	AIMX
411	1208.00	15:52:38	AIMX
429	1208.00	15:52:38	AIMX
408	1208.00	15:52:38	AIMX
324	1208.00	15:52:38	AIMX
143	1208.00	15:52:38	AIMX
94	1205.00	15:54:39	AIMX
717	1208.00	16:02:29	AIMX
76	1208.00	16:02:29	AIMX
69	1208.00	16:02:29	AIMX
122	1208.00	16:02:29	AIMX
75	1208.00	16:02:29	AIMX
560	1208.00	16:02:29	AIMX
133	1208.00	16:02:29	AIMX
394	1208.00	16:02:29	AIMX
687	1208.00	16:04:21	AIMX
223	1206.00	16:10:25	AIMX
438	1206.00	16:10:25	AIMX
259	1206.00	16:10:25	AIMX
396	1206.00	16:10:25	AIMX
483	1205.00	16:13:51	AIMX
446	1205.00	16:13:51	AIMX
20	1205.00	16:17:49	AIMX
13	1205.00	16:17:49	AIMX
57	1205.00	16:17:49	AIMX
205	1205.00	16:17:49	AIMX

259	1205.00	16:17:49	AIMX
77	1205.00	16:17:49	AIMX
408	1205.00	16:17:49	AIMX
75	1205.00	16:17:49	AIMX
275	1206.00	16:20:44	AIMX
185	1206.00	16:20:44	AIMX
468	1207.00	16:22:29	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.